SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 1-12306


                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q
[ ]Form N-SAR

For Period Ended:

                                December 31, 2000

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[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:

                                 Not Applicable

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         Read attached  instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                 Not Applicable

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                         Part I. Registrant Information

Full name of registrant:

                        Integrated Health Services, Inc.

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Former name if applicable: Not Applicable

Address of principal executive office (Street and number):

                       The Highlands, 910 Ridgebrook Road

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City, State and Zip Code:

                             Sparks, Maryland 21152

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                        Part II. Rule 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check appropriate box.)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               Part III. Narrative

         State below in reasonable detail the reasons why the Form 10-K, 11-K, 20F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

         The Company requires additional time to file its Form 10-K in order to finalize certain adjustments relating to its reorganization under the United States Bankruptcy Code. As a result of the bankruptcy filings, the Company's inability to file timely its annual report on Form 10-K for the fiscal year ended December 31, 2000 could not be eliminated by the Company without unreasonable effort or expense. The Company intends to file the subject annual report on Form 10-K no later than the fifteenth calendar day after the due date of the report.

                           Part IV. Other Information

         (1) Name and telephone number of person to contact in regard to this notification

                  C. Taylor Pickett              (410)            773-1000
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                          (Name)              (Area code)     (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company will report a loss for the year ended December 31, 2000, in excess of $490.0 million. This loss is primarily due to reorganization costs, non-recurring charges resulting primarily from a loss on impairment of long-lived assets due to the impact of the new Medicare prospective payment system on the Company's results of operations, a provision for doubtful accounts and an estimated liability for the government global settlement. Specific information will be contained in the Form 10-K for the year ended December 31, 2000.

                        INTEGRATED HEALTH SERVICES, INC.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 02, 2001                        By: /s/ C. Taylor Pickett
                                                --------------------------------
                                                     C. Taylor Pickett
                                                     Executive  Vice  President
                                                     and Chief Financial Officer

                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).